

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2014

Via E-mail
Charles McSwain
Treasurer and Principal Financial Officer
Access U.S. Oil & Gas, Inc.
673 Woodland Square Loop SE
Suite 320
Lacey, Washington 98503

> **Re:** **Access U.S. Oil & Gas, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 14, 2014**
> **File No. 333-198155**

Dear Mr. McSwain:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, it does not include required financial statements for the interim period ending June 30, 2014. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Please contact Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Anthony A. Patel, Esq.